UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 11, 2023, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), issued a press release announcing a strategic reprioritization plan, as described below, and its financial results for the second quarter ended June 30, 2023. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Strategic Reprioritization Plan

The Company plans to increase its existing focus on inflammatory and autoimmune indications. In addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company has initiated a clinical program in osteoarthritis, a degenerative disease with low grade inflammation, and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market. Within the osteoarthritis program, the Company recently dosed the first patient in a Phase I/II investigator-initiated clinical trial enrolling patients with severe knee osteoarthritis who had been scheduled for knee replacement surgeries and are offered to inject AllocetraTM locally into the diseased knee as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. The Company is planning, in addition to this Phase I/II trial, to initiate a randomized, controlled Phase II clinical trial in patients with moderate knee osteoarthritis in early 2024. That clinical trial is expected to enroll 120-150 patients and would be double-blinded, controlled and statistically powered to evaluate efficacy as well as safety, and potentially allow the Company to design and initiate a Phase III registrational trial upon its completion.

The Company’s revised strategy is targeted at obtaining topline data readouts from two advanced-stage clinical indications by mid-2025 – (a) a randomized, controlled Phase II trial in 120 patients with sepsis with a targeted topline data readout by the end of Q1 2024, and (b) a randomized, controlled Phase II trial in 120-150 patients with moderate knee osteoarthritis, with a targeted topline data readout by the end of Q2 2025; as well as a targeted topline data readout by the end of Q3 2024 from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been scheduled for knee replacement surgeries.

In the two ongoing oncology clinical trials, 15 patients with advanced malignancies of different origins that were heavily pre-treated with multiple lines of therapy prior to the study, were treated with repeat doses of AllocetraTM given intravenously or intraperitoneally. Most patients received monotherapy treatment and lower doses of AllocetraTM. Results demonstrated tolerability and safety, allowing the program to proceed to assess the efficacy of AllocetraTM in solid tumor indications in combination with other therapies and at higher doses. Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the FDA for drug development in oncology that may result in longer clinical development cycles as foundations for regulatory approvals, the Company will cease the internal clinical development of our various oncology indications and plans to seek external collaborations or out-licensing opportunities for its oncology assets.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company intends to reduce its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025. The revised, extended cash runway is expected to support the timeline for the topline data readouts of the two advanced-stage, randomized, controlled Phase II clinical trials in sepsis and osteoarthritis.

The initiation of the clinical program in osteoarthritis followed preclinical evidence of the potential applicability of Allocetra’sTM mechanism of action to resolve chronic low grade inflammation of joints with osteoarthritis, as well as a substantial recovery in a case of a 70-year old patient who suffered for many years from vanishing bone disease (Gorham-Stout syndrome), which is a rare disease characterized by destruction of osseous matrix and proliferation of vascular structures, resulting in complete destruction and absorption of the patient’s shoulder joint. Despite exhaustive therapeutic attempts, the patient’s disease remained refractory to treatment and continued to deteriorate, with continuous production of synovial fluid, necessitating permanent drainage of the shoulder and, as a consequence, requiring extended hospitalization for a duration of nine months prior to compassionate treatment with AllocetraTM to the shoulder joint. Following five intra-articular AllocetraTM injections, substantial improvement was documented in multiple clinical parameters, including pain and inflammatory cytokines, and the patient was successfully discharged from the hospital. At a two-year follow-up, the improvement in the afflicted shoulder was maintained and no subsequent hospital re-admissions were required.

The information under the heading “Strategic Reprioritization Plan” is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission. The press release furnished as Exhibit 99.1 to this Report on Form 6-K is not hereby incorporated by reference into such registration statements.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on September 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: September 11, 2023

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